
07005501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Guarantor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6219 NW Pine Ridge Road
(No. and Street)

Parkville (City) Missouri (State) 64152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marco R. Listrom (816) 221-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s, P.C.
(Name – *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110 (Address), Overland Park (City) Kansas (State) 66202 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Guarantor Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"NOTARY SEAL"
Linda K. Jones, Notary Public
Jackson County, State of Missouri
My Commission Expires 7/24/2010
Commission Number 06433546

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350
www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Stockholders of
First Guarantor Securities, Inc.

We have audited the accompanying statement of financial condition of **First Guarantor Securities, Inc.** as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted United States auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Guarantor Securities, Inc.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted United States accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2007

EXHIBIT A

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	2,667
Cash deposit with clearing organization		6,128
Receivable from clearing broker		---
Deferred income taxes		2,165
TOTAL ASSETS	$	10,960

LIABILITIES AND STOCKHOLDERS' EQUITY

IABILITIES		
Accounts payable and other accrued expenses	$	---
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 500,000 shares authorized, 50,100 shares issued		50,100
Preferred stock, $25 par value, 600 shares issued		10,000
Retained earnings		26,860
Treasury stock, at cost (50,000 shares)		(76,000)
Net stockholders' equity		10,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,960

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commission	$ 410
Trading account gains (losses)	---
Interest	98
Miscellaneous	1,524
Total revenues	2,032
EXPENSES	
Employee compensation and benefits	---
Regulatory fees	1,357
Professional services	750
Other expenses	35
Total expenses	2,142
INCOME (LOSS) BEFORE INCOME TAXES	(110)
INCOME TAX PROVISION (BENEFIT)	
Deferred income taxes (benefit)	---
NET INCOME (LOSS)	$ (110)

The accompanying notes are an integral part of these financial statements.

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 50,100	$ 10,000	$ 26,970	$ (76,000)
PREFERRED STOCK REDEEMED	---	---	---	---
NET INCOME/(LOSS)	---	---	(110)	---
BALANCE, END OF YEAR	$ 50,100	$ 10,000	$ 26,860	$ (76,000)

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

FIRST GUARANTOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (110)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivables and deposits from clearing broker	(6,128)
Decrease in accounts payable and accrued liabilities	---
Net cash provided by operating activities	(6,238)
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,238)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,905
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,667

The accompanying notes are an integral part of these financial statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on February 10, 1986 and started business in May 1986. The Company operates as a fully disclosed broker dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearinghouse. In December 2004 there was a recapitalization and new ownership (See note 4). It is the intent of the new ownership to continue operations in the same manner as in prior years.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

B. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2006, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amounts of cash paid for interest and taxes for the year ended December 31, 2006 are as follows:

Interest	$	---
Income taxes	$	---

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and 15 to 1 thereafter (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $10,960, which was $5,960 in excess of its required net capital of $5,000. Since the Company did not have any debt at December 31, 2006, there is no calculation of the net capital ratio.

NOTE 4 REORGANIZATION

In December 2004, the Company issued 100 shares of common stock to an individual with substantial experience as a Broker-Dealer and then purchased all of the outstanding stock of its remaining shareholder for $51,000.

In addition the Company created a 4% fully participating preferred stock, with a par value of $25. The Company then issued 600 shares of the preferred stock.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2006**
First Guarantor Securities, Inc

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	10,960	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				10,960	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				—	3520
	B. Other (deductions) or allowable credits (List)				—	3525
5.	Total capital and allowable subordinated liabilities			$	10,960	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	2,165	3610		2,165	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	8,795	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securieies		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			$	8,795	3750

OMIT PENNIES

NOTE: There were no material differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2006**
First Guarantor Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$	-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	3,795	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	*22 $	8,795	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$ -	3790
17.	Add:					
	A. Drafts for immediate credit	*21 $	-	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$		3810		
	C. Other unrecorded amounts (List)	$		3820	-	3830
18.	Total aggregate indebtedness				$ -	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 + by line 10)				% -	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)				% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess capital (line 10 less 23)	$		3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

FIRST GUARANTOR SECURITIES, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is exempt from the reserve provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

FIRST GUARANTOR SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The Company is exempt from the possession or control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Guarantor Securities, Inc.

In planning and performing our audit of the financial statements of **First Guarantor Securities, Inc.** for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



Higdon & Hale
Certified Public Accountants
February 24, 2007

END